KONARED CORPORATION
1101 Via Callejon #200
San Clemente, CA, 92673-4230

May 12, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	John Reynolds
Assistant Director

Re:	KonaRed Corporation (the “Company”)
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed July 6, 2015
File No. 333-205496

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00pm, Eastern Time, on Thursday, May 12, 2016, or as soon thereafter as practicable. We acknowledge that:

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should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact our Chief Financial Officer John Dawe, at 604.939.2444; or the Company’s legal counsel: Clark Wilson LLP, Attn: Craig Rollins, at 604.891.7785; or yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director

cc:  Mr. Jonathan Burr, Mr. James Lopez